                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   594949  0
                                  -----------
                                 (CUSIP Number)

                            Thomas D. Balliett, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                           New York, New York 100222
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                              Eric A. Stern, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                            Washington, D.C.  20004

                                 March 29, 1995
                                 --------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: /___/

Check the following box if a fee is being paid with the statement:  /___/

                               Page 1 of 16 Pages

                          Exhibit Index is on Page 13

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 2 of 17 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)


3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                                            7)  SOLE VOTING POWER
                                                Not Applicable

NUMBER OF                                   8)  SHARED VOTING POWER
SHARES                                          23,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                               9)  SOLE DISPOSITIVE POWER
REPORTING                                       Not Applicable
PERSON WITH
                                           10)  SHARED DISPOSITIVE POWER
                                                23,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          [23,000]

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 3 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)                         CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                               7)  SOLE VOTING POWER
                                   Not Applicable

NUMBER OF                      8)  SHARED VOTING POWER
SHARES                             66,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                  9)  SOLE DISPOSITIVE POWER
REPORTING                          Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    66,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 4 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                               7)  SOLE VOTING POWER
                                   Not Applicable

NUMBER OF                      8)  SHARED VOTING POWER
SHARES                             40,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                  9)  SOLE DISPOSITIVE POWER
REPORTING                          Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    40,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 5 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                                7)  SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                       8)  SHARED VOTING POWER
SHARES                              12,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                   9)  SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    12,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.56% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 6 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                               7)  SOLE VOTING POWER
                                   Not Applicable

NUMBER OF                      8)  SHARED VOTING POWER
SHARES                             5,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                  9)  SOLE DISPOSITIVE POWER
REPORTING                          Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    5,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.23% (See Item 5)

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0                              Page 7 of 16 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRAMER ROSENTHAL MCGLYNN, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          NOT APPLICABLE

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                               7)  SOLE VOTING POWER
                                   Not Applicable

NUMBER OF                      8)  SHARED VOTING POWER
SHARES                             146,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                  9)  SOLE DISPOSITIVE POWER
REPORTING                          Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    146,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          146,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IA

Schedule 13D

          Pursuant to Rule 13d-2 and on behalf of Robert M. Pergament, Gerald B. Cramer, the Ingleside Company, Edward J. Rosenthal, Goodness Gardens Inc. and Cramer Rosenthal McGlynn, Inc. (the "Reporting Persons"), we hereby file with the Securities and Exchange Commission via EDGAR Amendment No. 1 to Schedule 13D filed by the Reporting Persons which amends the Schedule 13D filed December 4, 1995 relating to the Common Stock of MicroCap Fund, Inc.

Item 1.   Security and Issuer

          No change

Item 2.   Identity and Background

          No change

Item 3.   Source and Amount of Funds or Other Consideration

          The cost of the shares of Common Stock reported owned by Ingleside and Goodness Gardens was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of the reported securities for each Reporting Person who purchased such securities is as follows:

Reporting Person                   Total Cost
- ---------------------------------  ----------

               Pergament              $14,250
               Cramer                 $52,250
               Ingleside              $23,750
               Rosenthal              $ 9,500
               Goodness Gardens       $ N/A

Item 4.   Purpose of Transaction

               The Reporting Persons plan to nominate individuals for Board of Directors. The Reporting Persons believe such nominees would support actions to increase shareholder value and reduce the discount between the market price of the Common Stock and its net asset value per share, including such material actions as a change in the dividend policy of the Company, converting the fund to an open-end fund, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

               The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

               Except as disclosed in this Item 4 and previously disclosed as the prior Schedule 13D filed by the Reporting Persons, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own an aggregate of 146,000 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock. Pergament beneficially owns 23,000 shares of Common Stock, representing approximately 1.0% of the outstanding shares. Cramer beneficially owns 66,000 shares of Common Stock, representing approximately 3.1% of the outstanding shares. Ingleside beneficially owns 40,000 shares of Common Stock, representing approximately 1.9% of the outstanding shares. Goodness Gardens beneficially owns 5,000 shares of Common Stock, representing approximately 0.23% of the outstanding shares. Rosenthal beneficially owns 12,000 shares of Common Stock, representing approximately 0.56% of the outstanding shares./1/

     (b) By reason of its position as investment advisor to each other Reporting Person, CRM may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons. By reason of their respective positions as Chairman and Vice Chairman of CRM, Cramer and Rosenthal may each be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) CRM disclaims beneficial ownership of all shares of Common Stock owned by each other Reporting Person and (ii) each of Cramer and Rosenthal disclaims beneficial ownership of all shares

- -----------------------
/[1.]/ Percentages are based upon 2,108,096 shares of Common Stock reported outstanding as of November 30, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1995.

          of Common Stock owned by each other Reporting Person except those shares in which he has a pecuniary interest.

     (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule II were effected in the open market.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons and Priddy have entered into an oral agreement with Geller & Friend Capital Partners, Inc. ("GFCP") that GFCP will assist the Reporting Persons and Priddy in connection with accomplishing the purposes set forth in Item 4. As consideration for this agreement to assist, the Reporting Persons and Priddy have agreed to pay GFCP a percentage of the profits realized as a result of such efforts as follows: 10% of such profits up to $7.00 per share, and above $7.00 per share, 20% of such profits (assuming for the purpose of these calculations that the value per share on the date of such agreement was $5.00). In addition, the Reporting Persons and Priddy have agreed to share out of pocket expenses incurred in connection with the agreement.

          No written agreement exists with respect to the above-described agreement between and among the Reporting Persons, Priddy and GFCP. However, it is contemplated that such written agreement, if developed, would be filed as an exhibit promptly.

          GFCP and Robert L. Priddy may be deemed to comprise a "group" with respect to the securities of the issuer. A Schedule 13D relating to the Reporting Persons composed of Pergament, Cramer, the Ingleside Company, Rosenthal, Goodness Gardens Inc., CRM, GFCP and Priddy will be filed pursuant to Rule 13d-1.

Item 7.   Material to be Filed as Exhibits:

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


Dated:  April 2, 1996

                              /s/ Robert M. Pergament
                         Robert M. Pergament


                         /s/ Gerald B. Cramer
                              Gerald B. Cramer


                         INGLESIDE COMPANY


                         By: /s/ Barry Gray
                              Barry Gray


                              /s/ Edward J. Rosenthal
                         Edward J. Rosenthal


                         GOODNESS GARDENS INC.


                              By: /s/ Edward J. Rosenthal
                         Edward J. Rosenthal

                                 EXHIBIT INDEX


EXHIBIT            DESCRIPTION          PAGE

           Agreement of joint filing      16
1          pursuant to Rule 13d(1)-f
           promulgated under the
           Securities Exchange Act of
           1934, as amended

                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS

A.   CRAMER ROSENTHAL MCGLYNN INC. ("CRM")

          The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and Positions                                Present Principal
Held                                          Occupation and Employment
- --------------------------------------  --------------------------------------

                                        Chairman and a Director
Gerald B. Cramer

Ronald H. McGlynn                       President and a Director

Edward J. Rosenthal                     Vice Chairman and a Director

Jay B. Abramson                         Executive Vice President, General
                                        Counsel and a Director

Fred M. Filoon                          Senior Vice President

Arthur J. Pergament                     Senior Vice President

Eugene A. Trainor                       Chief Financial Officer


B.   GOODNESS GARDENS INC.

          The name and present principal occupation or employment of each of the executive officers and directors of Goodness Gardens Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and Positions                                Present Principal
Held                                           Occupation or Employment
- --------------------------------------  --------------------------------------

                                        Chairman and a Director
Edward J. Rosenthal

Brian Murphy                            President and a Director

Loretta Citoli-Murphy                   Executive Vice President and a
                                        Director

Laura Himmelstein                       Treasurer

                                                                     SCHEDULE II


                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE MICROCAP FUND, INC.
                            BY EACH REPORTING PERSON


Shares Purchased by Robert M. Pergament

                                               Number of
                                                 Shares        Price Per   Total
Date                                           Purchased         Share      Cost
- -------------------------------------------  ----------------  ---------  --------
11/07/95                                               10,000     $5.270  $ 52,700
11/10/95                                               10,000     $5.125  $ 51,250
02/02/96                                                3,000     $4.750  $ 14,250

Shares Purchased by Gerald B. Cramer

                                                Number of
                                                 Shares        Price Per   Total
Date                                            Purchased        Share     Cost
- -------------------------------------------  ----------------  ---------  --------
09/11/95                                               25,000     $5.125  $128,125
09/13/95                                               10,000     $5.250  $ 52,500
09/13/95                                               10,000     $5,125  $ 51,250
10/25/95                                                5,000     $5.125  $ 25,625
11/10/95                                                5,000     $5.125  $ 25,625
02/07/96                                               11,000     $4.750  $ 52,250

Shares Purchased by Ingleside Company
                                                Number of
                                                 Shares        Price Per   Total
Date                                            Purchased        Share     Cost
- -------------------------------------------  ----------------  ---------  --------
09/15/95                                               20,000     $5.188  $103,750
10/25/95                                                5,000     $5.125  $ 25,625
11/10/95                                               10,000     $5.125  $ 51,250
02/02/96                                                5,000     $4.750  $ 23,750

Shares Purchased by Edward J. Rosenthal
                                                Number of
                                                 Shares        Price Per   Total
Date                                            Purchased        Share     Cost
- -------------------------------------------  ----------------  ---------  --------
09/20/95                                               10,000     $5.250  $ 52,250
02/07/96                                                2,000     $4.750  $  9,500

Shares Purchased by Goodness Gardens Inc.

                                                Number of
                                                 Shares        Price Per   Total
Date                                            Purchased        Share     Cost
- -------------------------------------------  ----------------  ---------  --------
09/13/95                                                5,000     $5.125  $ 25,625

                                   EXHIBIT I

                           AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission Amendment No. 1 to the Statement on Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  April 2, 1996

                                    /s/ Robert M. Pergament
                                    Robert M. Pergament


                                    /s/ Gerald B. Cramer
                                    Gerald B. Cramer


                                    INGLESIDE COMPANY


               Barry Gray           By: /s/ Barry Gray


                                    /s/ Edward J. Rosenthal
                                    Edward J. Rosenthal


                                    GOODNESS GARDENS INC.


               Edward Rosenthal     By: /s/ Edward J. Rosenthal